Exhibit 3.2

AVALONBAY COMMUNITIES, INC.

SECOND AMENDMENT

TO AMENDED AND RESTATED BYLAWS

1.                                      The Amended and Restated Bylaws dated November 12, 2015, as heretofor amended (the “Bylaws”), of AvalonBay Communities, Inc., a Maryland corporation, are hereby amended by adding a new Section 10.03 to Article X as follows:

10.03                 BY HOLDERS OF ONE PERCENT OF COMMON STOCK FOR ONE YEAR.  Pursuant to a binding proposal that is submitted to the Stockholders for approval at a duly called annual meeting or special meeting of Stockholders by:

(i) the Board of Directors or

(ii) a Stockholder or group of no more than five (5) Stockholders that

(A) provides to the Secretary of the Corporation a timely notice of such proposal which satisfies the notice procedures and all other relevant provisions of Section 1.03 or 1.04, as the case may be (the “Notice of Bylaw Amendment Proposal”),

(B) Owned at least one percent (1%) or more of the shares of Common Stock outstanding from time to time continuously for at least one (1) year as of both the date the Notice of Bylaw Amendment Proposal is delivered or mailed to and received by the Secretary of the Corporation in accordance with Section 1.03 or 1.04, as the case may be, and the close of business on the record date for determining the Stockholders entitled to vote at the annual meeting or special meeting of Stockholders and

(C) continuously Owns such shares of Common Stock through the date of the annual meeting or special meeting of Stockholders (and any postponement or adjournment thereof),

the Stockholders shall have the power, by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, to alter or repeal any Bylaws of the Corporation and to make new Bylaws, except that the Stockholders shall not alter or repeal (x) Section 7.01 without the consent of any Indemnified Persons adversely affected by such proposed alteration or repeal or (y) this Article X without the approval of the Board of Directors.

As used in this Section 10.03, the term “Owned” has the meaning given thereto in Section 1.15(b), except that any references to an “Eligible Stockholder” or to the “Notice of Proxy Access Nomination” in the definition of “Owned” shall be deemed to be references to the Stockholder or group of no more than five (5) Stockholders or to the Notice of Bylaw Amendment Proposal referred to in this Section 10.03.

2.                                      Except as set forth herein, the Bylaws shall remain in full force and effect.